GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

Jamboree Center, 4 Park Plaza, Irvine, California 92614-8557

(949) 451-3800

www.gibsondunn.com

DLee@gibsondunn.com

October 10, 2006

Direct Dial	Client Matter No.
(949) 451-4069	C 22453 - 00044

Fax No.

(949) 475-4681

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Diedrich Coffee, Inc.

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, Diedrich Coffee, Inc. (the “Company”) hereby files a preliminary proxy statement on Schedule 14A in connection with its next annual meeting of stockholders (the “Annual Meeting”) at which the Company’s stockholders will be voting on three matters: (1) to approve the asset purchase agreement between the Company and Starbucks Corporation (the “Transaction”), (2) the election of a board of directors to serve until the next annual meeting of stockholders, and (3) to ratify the selection of BDO Seidman, LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 27, 2007.

Please note that Paul Heeschen, the Chairman of the Company’s board of directors, and Richard Spencer, a director, together hold over a majority of the outstanding shares of the Company and, as reflected in the preliminary proxy statement, have indicated their intent to vote in favor of the Transaction. Accordingly, the Transaction is anticipated to receive stockholder approval when the Company’s stockholders vote on this matter at the Annual Meeting.

The Company has scheduled the Annual Meeting for December 12, 2006 and intends to file its proxy materials in definitive form as soon as practicable. We would appreciate any assistance that the SEC staff can provide in facilitating the release of the Company’s definitive proxy materials.

GIBSON, DUNN & CRUTCHER LLP

October 10, 2006

If there are any questions, please do not hesitate to contact me at the telephone number provided above, or, in my absence, John Williams at (949) 451-3923.

Sincerely,

/s/ David C. Lee David C. Lee

cc:	Stephen Coffey, Diedrich Coffee, Inc.

John Williams, Gibson, Dunn & Crutcher LLP